UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Quad/Graphics, Inc.
(Name of Issuer)

Class A Common Stock
(Title of Class of Securities)

747301 10 9
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐                      Rule 13d-1(b)

☐                      Rule 13d-1(c)

☒                      Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 747301 10 9

1		NAME OF REPORTING PERSONS Quad/Graphics, Inc. Voting Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) Not Applicable	(a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 11,134,622
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 11,134,622
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,134,622
10		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) Not Applicable ☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 25.9% (1)
12		TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 747301 10 9

Item 1(a).	Name of Issuer:

Quad/Graphics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

N63 W23075 State Highway 74, Sussex, Wisconsin 53089-2827.

Item 2(a).	Name of Person Filing:

Quad/Graphics, Inc. Voting Trust (the “Trust”)

Item 2(b).	Address of Principal Business Office or, if none, Residence:

N63 W23075 State Highway 74, Sussex, Wisconsin 53089-2827.

Item 2(c).	Citizenship:

The Trust is governed by the laws of the state of Wisconsin.

Item 2(d).	Title of Class of Securities:

Class A Common Stock

Item 2(e).	CUSIP Number:

747301 10 9

Item 3.	If this statement is filed pursuant to sections 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

N/A

CUSIP No. 747301 10 9

Item 4.	Ownership:

(a)	Amount Beneficially Owned: 11,134,622

(b)	Percent of Class: 25.4%

(c)	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote: 11,134,622

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of: 11,134,622

(iv)	shared power to dispose or to direct the disposition of: 0

Other than with respect to 10,046 shares of Class A Common Stock, all of the reported beneficial ownership of Class A Common Stock results from the beneficial ownership of shares of Class B Common Stock, which are convertible at any time into Class A Common Stock on a share-for-share basis.  The percent of class figure assumes conversion of all outstanding shares of Class B Common Stock held by the reporting person into shares of Class A Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class:

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N/A

Item 8.	Identification and Classification of Members of the Group:

N/A

Item 9.	Notice of Dissolution of Group:

N/A

CUSIP No. 747301 10 9

Item 10.                         Certification:

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2011

QUAD/GRAPHICS, INC. VOTING TRUST

By:                                 *
Betty E. Quadracci
Trustee

By:                                 *
J. Joel Quadracci
Trustee

By:                                 *
Elizabeth M. Quadracci-Harned
Trustee

By:                                  *
David A. Blais
Trustee

*By:        /s/ Andrew R. Schiesl
Andrew R. Schiesl
Attorney-in-Fact

CUSIP No. 747301109

Exhibit Index

Exhibit A.	Power of Attorney (previously filed as Exhibit A to the Schedule 13G filed December 23, 2010).